UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

Amendment No. 18 to
Schedule 13G on
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Meridian Bioscience, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

589584 10 1
(CUSIP Number)

William J. Motto Meridian Bioscience, Inc. 3471 River Hills Drive Cincinnati, Ohio 45244-3091 (513) 271-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

-----------------------                                        -----------------
CUSIP NO.  589584 10 1             Schedule 13D                Page 2 of 8 Pages
-----------------------                                        -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William J. Motto
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                             [X]
         (b)                                                             [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                        [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  4,000,594
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                       -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                  4,000,594
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,000,594
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.74%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  589584 10 1            Schedule 13D                 Page 3 of 8 Pages
----------------------                                         -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Motto Management, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                            [X]
         (b)                                                            [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                      -0-
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                      -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                      -0-
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,767,171
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.57%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  589584 10 1            Schedule 13D                 Page 4 of 8 Pages
----------------------                                         -----------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Motto Vivo Family Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)                                                              [X]
         (b)                                                              [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR  2(e)                                           [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Ohio
-------- -----------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                      -0-
                         -------- ----------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                      -0-
                         -------- ----------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                      -0-
                         -------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,767,171
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.57%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------

Item 1.    Security and Issuer.

        This filing relates to the shares of beneficial interest, no par value, of Meridian Bioscience, Inc., an Ohio corporation. Meridian’s principal executive offices are located at 3471 River Hills Drive, Cincinnati, Ohio 45244-3091.

Item 2.   Identity and Background.

        The identity and background information as to Mr. Motto is unchanged from his most recently filed amendment to Schedule 13G. Though Mr. Motto has previously filed under Schedule 13G, he is submitting the current Schedule 13D to ensure accuracy and completeness by centralizing the reporting parties’ disclosure under this joint filing.

        The following information is applicable to Motto Management, LLC (“Motto Mgt.”):

(a)	Motto Management, LLC.

(b)	c/o Meridian Bioscience, Inc., 3471 River Hills Drive, Cincinnati, Ohio 45244-3091.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Ohio.

        The following information is applicable to the Motto Vivo Family Limited Partnership (“Vivo FLP”):

(a)	Motto Vivo Family Limited Partnership.

(b)	c/o Meridian Bioscience, Inc., 3471 River Hills Drive, Cincinnati, Ohio 45244-3091.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Ohio.

Item 3.    Source and Amount of Funds or Other Consideration.

        On August 12, 2004, the William Motto Revocable Trust (the “Revocable Trust”), of which Mr. Motto is Trustee, transferred 2,276,967 shares of Meridian Common Stock to the Vivo FLP in consideration for limited partnership interests in the Vivo FLP. On October 22, 2004, the Motto Meridian Limited Partnership transferred 462,532 shares of Common Stock to the Revocable Trust without consideration. On November 2, 2004, the Revocable

Page 5 of 8 Pages

Trust transferred 462,532 shares of Meridian Common Stock to the Vivo FLP in consideration for limited partnership interests in the Vivo FLP. The Vivo FLP is controlled by its sole general partner, Motto Mgt., of which Mr. Motto is the Manager.

Item 4.    Purpose of Transaction.

        All share transfers reported in this Schedule 13D were made in connection with estate planning and other related purposes. None of the transfers reported herein affect Mr. Motto’s voting control of all the shares of Common Stock reported as beneficially owned in this Schedule 13D.

        Mr. Motto has beneficial ownership of all of the shares of both Motto Mgt. and the Vivo FLP. First, he is manager of Motto Mgt., and is therefore deemed to beneficially own all of its shares. Second, Motto Mgt. is the sole general partner of the Vivo FLP. Thus, as manager of the Vivo FLP’s general partner, Mr. Motto beneficially owns all of the shares held by the Vivo FLP.

        While they are not reporting parties under this Schedule 13D, Mr. Motto also beneficially owns all shares , if any, held by the Revocable Trust, as trustee thereto, as well as the Motto Meridian Limited Partnership, of which Motto Mgt. is the sole general partner.

Item 5.    Interest in Securities of the Issuer.

(a)	Mr. Motto, either directly or through the Revocable Trust, owns 1,169,975 shares of Common Stock, holds options for 60,000 shares of Common Stock, which are exercisable subject to the terms of each option grant, and holds 5% Convertible Subordinated Debentures convertible into 3,448 shares of Common Stock. As Manager of Motto Mgt., the general partner of the Vivo FLP, Mr. Motto indirectly owns 2,767,171 shares of Common Stock.

Mr. Motto beneficially owns, in the aggregate, 26.74% of Meridian’s shares of Common Stock, Motto Mgt. beneficially owns, in the aggregate, 18.57% of Meridian’s shares of Common Stock, as the general partner of the Vivo FLP, and the Vivo FLP beneficially owns 18.57% of Meridian’s shares of Common Stock. See also pages 2, 3 and 4, nos. 11 and 13.

(b)	See pages 2, 3 and 4, nos. 7, 8, 9 and 10.

(c)	In the past 60 days, the following transactions involving the respective reporting parties occurred:

William J. Motto:

On June 24, 2004, the Revocable Trust transferred 27,672 shares of Common Stock to Motto Mgt. without consideration. The next day, on June 25, 2004, Motto Mgt. transferred these same 27,672 shares of Common Stock to the Vivo FLP in consideration for limited partnership interests. On August 12, 2004, the Revocable Trust transferred 2,276,967 shares of Common Stock to the Vivo FLP in exchange for limited partnership interests. On October 22, 2004, the Motto Meridian Limited Partnership transferred 462,532 shares of Common Stock to the Revocable Trust. On November 2, 2004, the Revocable Trust transferred 462,532 shares of Common Stock to the Vivo FLP in exchange for limited partnership interests.

Motto Management, LLC:

On June 24, 2004, Motto Mgt. received 27,672 shares of Common Stock from the Revocable Trust without consideration. The next day, on June 25, 2004, Motto Mgt. transferred 27,672 shares of Common Stock to the Vivo FLP in consideration for limited partnership interests. On August 12, 2004, the Revocable Trust transferred 2,276,967 shares of Common Stock to the Vivo FLP in

Page 6 of 8 Pages

exchange for limited partnership interests. On October 22, 2004, the Motto Meridian Limited Partnership transferred 462,532 shares of Common Stock to the Revocable Trust. On November 2, 2004, the Revocable Trust transferred 462,532 shares of Common Stock to the Vivo FLP in exchange for limited partnership interests.

Motto Vivo Family Limited Partnership:

On June 25, 2004, the Vivo FLP granted Motto Mgt. limited partnership interests in consideration for its receipt from Motto Mgt. of 27,672 shares of Common Stock. On August 12, 2004, the Vivo FLP granted limited partnership interests to the Revocable Trust in consideration for the Vivo FLP’s receipt from the Revocable Trust of 2,276,967 shares of Common Stock. On November 2, 2004, the Vivo FLP transferred limited partnership interests to the Revocable Trust in consideration for 462,532 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Page 7 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2004	/s/William J. Motto —————————————————— William J. Motto

/s/William J. Motto —————————————————— Motto Management, LLC, William J. Motto, Manager

/s/William J. Motto —————————————————— Motto Vivo Family Limited Partnership, William J. Motto, Manager of general partner Motto Management, LLC

Page 8 of 8 Pages